

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 26, 2007

Ms. Melanie Farrand
Treasurer and Principal Financial Officer
Shoshone Silver Mining Company
403 7th Street, Suite 207
Wallace, Idaho 83873

> **Re:** **Shoshone Silver Mining Company**
> **Form 10-KSB for the Fiscal Year Ended December 31 2006**
> **Filed May 21, 2007**
> **File No. 0-31184**

Dear Ms. Farrand:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

1.   Certain comments written on your annual report on Form 10-KSB also pertain to the comparable areas of your Form 10-QSB for the quarter ended June 30, 2007. Please ensure that all revisions to your annual report which are necessary to comply with the comments are consistently addressed in your subsequent interim reports.

2.   Please include your Commission File Number (000-31184) on the cover of your annual report, when amending this filing; and also correct the corresponding number that appears on your subsequent interim reports.

3.   Please amend your filing to include all of the information required by Item 303 of Regulation S-B.

Controls and Procedures, page 27

4.   We note your disclosure stating, "Such disclosure controls and procedures are designed to ensure that material information relating to Shoshone are made known to the officers who must certify that they have evaluated the effectiveness of the disclosure controls and procedures within *ninety days* prior to the filing of this annual report." According to paragraph (b) of Rule 13(a)-15 of the Exchange Act, the evaluation of the effectiveness of disclosure controls and procedures must be as of the end of each fiscal quarter.

        We also note that you do not conclude on the effectiveness of your disclosure controls and procedures, but instead offer a view on how controls and procedures have provided information utilized in evaluating your performance and operations.

        Please comply with Item 307 of Regulation S-B. If you are unable to make the required disclosures because you did not perform the evaluation at the appropriate time or with the appropriate scope, please include an explanation along with your disclosure, describing the circumstances and your progress in resolving these matters.

5.   We note your statement indicating that there were "no significant changes" in your "internal controls" or in other factors that could significantly affect these controls subsequent to the date of the most recent evaluation. Please comply with Item 308(c) of Regulation S-B, which requires that you disclose "any change" in your "internal controls over financial reporting" (rather than internal controls) that occurred in the fourth fiscal quarter (rather than subsequently) and which has materially affected or is reasonably likely to materially affect your internal controls over financial reporting.

Financial Statements

6.   Given that you have not yet generated revenue from your principal business
        activities, please comply with the reporting provisions of paragraph 11 of SFAS
        7, for development stage enterprises, from the time of entrance into the industry.
        However, since you are engaged in mineral exploration, you should be aware of
        the definitions set forth in Industry Guide 7 for exploration, development, and
        production stages. Because you do not have reserves, each page of your financial
        statements should be prominently labeled, identifying your Company as an
        exploration stage company.

Statements of Operations and Comprehensive Income, page 36

7.   We note that you have reported a gain on sale of load claim of $133,907 in 2006.
        Generally, we would expect to see this amount reported within income/loss from
        operations to comply with paragraph 45 of SFAS 144. Please tell us why you
        believe this does not apply to your situation, if that is your view.

8.   Please expand your disclosures related to the gain on sale of securities in the
        amount of $310,412 and the gain on the sale of load claim in the amount of
        $133,907, both reported in 2006, to include details sufficient to understand how
        they reconcile to the corresponding line items in your statement of cash flows.

Engineering Comments

General

9.   We note that you refer to or use the terms such as potential mineralization, drill
        indicated resources, measured resources, indicated resources, or inferred
        resources on your website. As you may know, for U.S. reporting purposes,
        measures of mineral reserves must be consistent with the definitions set forth in
        Industry Guide 7. These generally differ from measurement systems that guide
        the estimation of resources. If you continue to make references on your web site
        to reserve measures other than those recognized by the SEC, please accompany
        such disclosure with the following cautionary language:

                "Cautionary Note to U.S. Investors - The United States Securities and
                Exchange Commission limits disclosure for U.S. reporting purposes to
                mineral deposits that a company can economically and legally extract or
                produce. We use certain terms on this web site, such as "reserves,"
                "resources," "geologic resources," "proven," "probable," "measured,"
                "indicated," or "inferred," which may not be consistent with the reserve
                definitions established by the SEC. U.S. investors are urged to consider

> closely the disclosure in our Form 10-KSB, File No. 000-31184. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

10.   As your web site contains disclosure about the Stillwater mine and other adjacent properties which you do not appear to have a right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines generally preclude disclosing information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties may not be indicative of mineral deposits on our properties."

11.   Within your filing and website you disclose the following: "In fact, USGS geologists theorized that the largest silver deposits in Idaho's Silver Valley might be found in its southeast corner." Please fully document your reference regarding your property or remove this statement from your filing and website.

Description of Business, page 5

12.   You state you are prospecting for platinum group minerals. Please clarify that you are also seeking precious metals (i.e. silver and gold), base metals, and uranium, if true.

13.   Please insert a small-scale map showing the location and access to each of your material properties, as suggested in paragraph (b) (2) of Industry Guide 7. If your property is not material, please make a statement to that effect. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings with the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Geology, page 6

14.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Geology, page 9

15.   You refer to a grab sample in the third paragraph. As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance, as appropriate.

16.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Geology, page 10

17.   We believe that prior to declaring reserves, you would need to have supporting documentation commonly associated with a "final" or "bankable" feasibility study. This would generally include utilizing the historic three-year average price of the commodity to be mined for your economic analysis; and obtaining all necessary permits and authorizations, including environmental, from governing authorities. As it does not appear that you have met the reserve criteria set forth in Industry Guide 7, it appears you should revise your filing to remove the historical reserve disclosure.

Exploration history, page 14

18.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Accordingly, we believe that you should remove information about any mines, prospects, or companies operating in or near to the property, in which you do not have an interest; and instead focus the disclosure solely on your properties.

Exploration History, page 19

19.   We note that in describing mineralization you use various terms, such as "measured resource," "indicated resource," "inferred resource" "mineral resource," "JORC resources," "drill indicated," and "geological resources" in reference to potential quantity estimates. The provisions in Instruction 3 to

Ms. Melanie Farrand
Shoshone Silver Mining Company
September 26, 2007
Page 8

paragraph (b) (5) of Industry Guide 7 generally preclude the use of terms other than proven or probable reserves. Accordingly, it appears you should remove all references to resources from your filing.

Directors, Executive Officers, and Significant Employees, page 29

20. If your management does not have significant technical training or experience in minerals exploration or mining, this should be clear from your disclosure. Under these circumstances, please discuss the risk that your management may not be fully aware of many practices, conventions and requirements related to working within the mining industry, and the implications of this on your business plan.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief